

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2023

Rajiv Shukla
Chief Executive Officer and Chairman
Alpha Healthcare Acquisition Corp. III
1177 Avenue of the Americas
New York, NY 10036

      Re: Alpha Healthcare Acquisition Corp. III
          Form 10-K For the fiscal year ended December 31, 2022
          Filed March 17, 2023
          File No. 001-40228

Dear Rajiv Shukla:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Industrial Applications and Services